Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Present at the BioCentury 25th Annual NewsMakers in the Biotech

Industry Conference

SYDNEY, AUSTRALIA – August 16, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, announced today that it has been invited to present at the BioCentury 25th Annual NewsMakers in the Biotech Industry Conference on Friday, September 7, 2018, at the Millennium Broadway Hotel & Conference Center in New York City.

Marc Voigt, CEO of Immutep, is scheduled to present a corporate overview and business update at 11:30 am ET on Friday, September 7, 2018, with one-on-one meetings held throughout the day.

Hosted by BioCentury, only 48 companies are handpicked to present their stories to institutional investors in the Biotech sector. At the NewsMakers conference held in 2017, more than 500 delegates congregated at NewsMakers, including money managers who controlled more than $600 billion in equity assets, with over $50 billion dedicated to healthcare and $15 billion dedicated to biotech.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com